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                                                      Exhibit (a)(9)


                                          FOR IMMEDIATE RELEASE


Financial Contact:     Marilyn Lattin
                       Director, Investor Relations
                       (415) 933-5070

Media Contact:         Jennifer Rothert Piercey
                       Manager, Public Relations
                       (415) 933-2019


                SILICON GRAPHICS ANNOUNCES EXPIRATION OF
                          HSR WAITING PERIOD


MOUNTAIN VIEW, Calif. (March 26, 1996)--Silicon Graphics, Inc. (NYSE:SGI) today announced that the Antitrust Division of the Department of Justice has completed its review of the proposed acquisition of Cray Research, Inc. (NYSE:CYR) and that the waiting period mandated by the Hart-Scott-Rodino statute has expired. The tender offer is currently scheduled to expire at 12:00 midnight New York City time on Wednesday, March 27, 1996, unless extended.

Silicon Graphics, Inc. is a leading manufacturer of high-performance and commercial computing systems. The company delivers interactive three dimensional graphics, digital media and symmetric multiprocessing supercomputing technologies to technical and commercial environments through direct and indirect sales channels. Its subsidiary, MIPS Technologies, Inc. designs and licenses the industry's leading RISC processor technology for the computer systems, interactive consumer and embedded control markets. Silicon Graphics, Inc. has offices worldwide and headquarters in Mountain View, California.

Silicon Graphics and Silicon Graphics logo are registered trademarks of Silicon Graphics, Inc. MIPS and RISC are registered trademarks of MIPS Technologies, Inc.